FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of June 2022

Commission File Number: 0001840616

New Found Gold Corp.
(Translation of registrant’s name into English)

1430 - 800 West Pender Street
Vancouver, British Columbia
Canada  V6C 2V6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F:

Form 20-F _______       Form 40-F       X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

New Found Intercepts 89.5 g/t Au Over 2.00m in New “Tuesday” Zone Discovery at Lotto

VANCOUVER, British Columbia--(BUSINESS WIRE)--June 8, 2022--New Found Gold Corp. (“New Found” or the “Company”) (TSX-V: NFG, NYSE-A: NFGC) is pleased to announce a new high-grade gold discovery located at the Lotto prospect. This hole was drilled as part of an ongoing systematic grid drilling program to test along the highly prospective regional-scale Appleton Fault Zone (“AFZ”). New Found's 100% owned Queensway project comprises a ~ 1500km2 area, accessible via the Trans-Canada Highway approximately 15km west of Gander, Newfoundland.

Highlight:

Hole No.	From (m)	To (m)	Interval (m)[1]	Au (g/t)
NFGC-22-552	87.95	89.95	2.00	89.5
Including	88.35	88.75	0.40	442

Table 1: Tuesday Drilling Highlight

1Note that the host structures are interpreted to be steeply dipping and true widths are unknown at this time. Infill veining in secondary structures with multiple orientations crosscutting the primary host structures are commonly observed in drill core which could result in additional uncertainty in true width. Composite intervals reported carry a minimum weighted average of 1 g/t Au diluted over a minimum core length of 2m with a maximum of 2m consecutive dilution. Included high-grade intercepts are reported as any consecutive interval with grades greater than 10 g/t Au. Grades have not been capped in the averaging and intervals are reported as drill thickness.

  At the Lotto prospect, drill testing in the area between the “Lotto Main” vein and the AFZ, intersected a new high-grade zone that returned 89.5 g/t Au over 2.00m in NFGC-22-552 that is 55m below surface, named the “Tuesday” Zone (Figures 2 and 3).
  The Tuesday Zone is located in a similar stratigraphic position as the Sunday Zone which is 80m north in the footwall to the AFZ where hole NFGC-20-44 returned 18.1 g/t Au over 6.50m (see January 14, 2021 news release), and NFGC-21-319 returned 23.1 g/t Au over 2.05m (see March 24, 2022 news release). The new Tuesday Zone is interpreted to comprise part of the network of high-grade veins and associated faults developed within the footwall to the AFZ occurring at an intersection between two differently oriented vein-trends (Figures 2 and 3), with mineralization remaining open in all directions.

Melissa Render, VP Exploration for New Found, stated, “The ongoing systematic drill-testing along this well-mineralized Keats - Lotto segment of the AFZ continues to identify very gold-rich epizonal-style vein networks. Gold-bearing structures propagate in differing orientations throughout a +200m wide corridor of rock adjacent to the AFZ. The extent of this fracture zone is not well constrained by drilling to date, but many lengths of untested structure are interpreted in the volume defined so far, and these are currently being targeted by drilling, particularly focused on near-surface gold mineralization. The Lotto Main vein located further east remains an important open-ended high-grade gold target with drills currently working to define its extent along strike to the north.”

Discussion

Mineralization at the Queensway Project is hosted by a fold-thrust sequence of northeast-striking, steeply dipping turbiditic sedimentary rocks deposited and deformed and fractured during the closure of the Iapetus Ocean and subsequent continent-continent collision. During this prolonged period of continued shortening, at least two regional-scale deformation zones developed and include the AFZ and JBP fault zones. The AFZ is interpreted to be a significant, deep-seated thrust fault, that strikes southwest across the full +100km length of the property and is likely the main conduit for the gold mineralizing fluids, much like the Cadillac-Larder Lake Fault Zone in the Abitibi.

As a result of progressive deformation, the brittle host stratigraphy developed an extensive network of gold-bearing fault zones enveloping the AFZ, the extents of which are not yet known. This structural relationship is illustrated in Figure 2 and demonstrates the currently defined vein and associated fault orientations based on structural interpretation and drilling to date along the 1km corridor from Keats to Lotto. Higher grades and widths of gold mineralization occur in areas where there was greater mineralizing fluid flow such as at structural intersections, at dilational openings within fault structures, and along lithological contacts where breakage occurs due to rheological differences in the compressional strength of contrasting sedimentary rock units. A significant amount of the high-grade gold mineralization intercepted in drilling to date is interpreted to be epizonal in nature, having been emplaced when tectonic movements resulted in the explosive tapping of deep gold-rich magmatic fluids that rapidly precipitated gold as they migrated towards surface.

Drillhole Details

Hole No.	From (m)	To (m)	Interval (m)[1]	Au (g/t)
NFGC-22-552	87.95	89.95	2.00	89.5
Including	88.35	88.75	0.40	442

Table 2: Summary of composite results reported in this release for Tuesday Zone

1Note that the host structures are interpreted to be steeply dipping and true widths are unknown at this time. Infill veining in secondary structures with multiple orientations crosscutting the primary host structures are commonly observed in drill core which could result in additional uncertainty in true width. Composite intervals reported carry a minimum weighted average of 1 g/t Au diluted over a minimum core length of 2m with a maximum of 2m consecutive dilution. Included high-grade intercepts are reported as any consecutive interval with grades greater than 10 g/t Au. Grades have not been capped in the averaging and intervals are reported as drill thickness.

Hole No.	Azimuth (°)	Dip (°)	Length (m)	UTM E	UTM N
NFGC-22-552	300	-45	201	658833	5429014

Table 3: Details of drill holes reported in this release

Queensway 400,000m Drill Program Update

Approximately 48% of the planned 400,000m program at Queensway has been drilled to date with ~21,700 of the core with pending assay results. Twelve core rigs are currently operating and New Found is targeting an increase in the drill count to 14 rigs.

Sampling, Sub-sampling, Laboratory, and Discussion

True widths of the intercepts reported in this press release have yet to be determined and further exploration is required. Infill veining in secondary structures with multiple orientations crosscutting the primary host structures are commonly observed in drill core which could result in additional variability in true width. Assays are uncut, and composite intervals are calculated using a minimum weighted average of 1 g/t Au diluted over a minimum core length of 2m with a maximum of 2m consecutive dilution. Included high-grade intercepts are reported as any consecutive interval with grades greater than 10 g/t Au.

All drilling recovers HQ core. Drill core is split in half using a diamond saw or a hydraulic splitter for rare intersections with incompetent core.

A professional geologist examines the drill core and marks out the intervals to be sampled and the cutting line. Sample lengths are mostly 1.0 meter and adjusted to respect lithological and/or mineralogical contacts and isolate narrow (<1.0m) veins or other structures that may yield higher grades. Once all sample intervals have been chosen, photos of the wet and dry core are taken for future reference.

Technicians saw the core along the defined cut-line. One-half of the core is kept as a witness sample and the other half is submitted for crushing, pulverizing, and assaying. Individual sample bags are sealed and placed into shipping pails and/or nylon shipping bags, sealed, and marked with the contents.

Drill core samples are shipped to ALS Canada Ltd. (“ALS”) for sample preparation in Sudbury, Ontario, Thunder Bay, Ontario, or Moncton, New Brunswick; an ISO-17025 accredited laboratory. ALS operates under a commercial contract with New Found.

The entire sample is crushed to approximately 70% passing 2mm. A 3,000-g split is pulverized. “Routine” samples do not have visible gold (“VG”) identified and are not within a mineralized zone. Routine samples are assayed for gold by 50-g fire assay with an inductively-couple plasma spectrometry (“ICP”) finish. If the initial 50g fire assay gold result is over 1 g/t, the remainder of the 3,000g split is screened at 106 microns for screened metallics assay. For the screened metallics assay, the entire coarse fraction (sized greater than 106 microns) is fire assayed and two splits of the fine fraction (sized less than 106 microns) are fire assayed. The three assays are combined on a weight-averaged basis.

Samples that have VG identified or fall within a mineralized interval are automatically submitted for screened metallic assay for gold.

All sample pulps are also analyzed for a multi-element ICP package (ALS method code ICP61).

Drill program design, Quality Assurance/Quality Control, and interpretation of results are performed by qualified persons employing a rigorous Quality Assurance/Quality Control program consistent with industry best practices. Standards and blanks account for a minimum of 10% of the samples in addition to the laboratory’s internal quality assurance programs.

Quality Control data are evaluated on receipt from the laboratories for failures. Appropriate action is taken if assay results for standards and blanks fall outside allowed tolerances. All results stated have passed New Found’s quality control protocols.

New Found’s quality control program also includes submission of the second half of the core for approximately 2% of the drilled intervals. In addition, approximately 3% of sample pulps for mineralized samples are submitted for re-analysis to a second ISO-accredited laboratory for check assays.

The Company does not recognize any factors of drilling, sampling, or recovery that could materially affect the accuracy or reliability of the assay data disclosed.

The assay data disclosed in this news release have been verified by the Company’s Qualified Person against the original assay certificates.

The Company notes that it has not completed any economic evaluations of its Queensway Project and that the Queensway Project does not have any resources or reserves.

Qualified Person

The technical content disclosed in this press release was reviewed and approved by Greg Matheson, P. Geo., Chief Operating Officer, and a Qualified Person as defined under National Instrument 43-101. Mr. Matheson consents to the publication of this news release dated June 8, 2022, by New Found. Mr. Matheson certifies that this news release fairly and accurately represents the information for which he is responsible.

About New Found Gold Corp.

New Found holds a 100% interest in the Queensway Project, located 15km west of Gander, Newfoundland, and just 18km from Gander International Airport. The project is intersected by the Trans-Canada Highway and has logging roads crosscutting the project, high voltage electric power lines running through the project area, and easy access to a highly skilled workforce. The Company is currently undertaking a 400,000m drill program at Queensway, now approximately 48% complete. The Company is well funded for this program with cash and marketable securities of approximately $87 million as of June 2022.

Please see the Company’s website at www.newfoundgold.ca and the Company’s SEDAR profile at www.sedar.com.

Acknowledgements

New Found acknowledges the financial support of the Junior Exploration Assistance Program, Department of Natural Resources, Government of Newfoundland and Labrador.

Contact

To contact the Company, please visit the Company’s website, www.newfoundgold.ca and make your request through our investor inquiry form. Our management has a pledge to be in touch with any investor inquiries within 24 hours.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statement Cautions

This press release contains certain "forward-looking statements" within the meaning of Canadian securities legislation, relating to assay results, exploration and drilling on the Company’s Queensway gold project in Newfoundland, interpretation of the assay results and the results of the drilling program, the discovery of zones of high-grade gold mineralization, follow-up step-out drilling and funding of the drilling program. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are statements that are not historical facts; they are generally, but not always, identified by the words "expects," "plans," "anticipates," "believes," "intends," "estimates," "projects," "aims," “suggests,” "potential," "goal," "objective," "prospective," “possibly,” and similar expressions, or that events or conditions "will," "would," "may," "can," "could" or "should" occur, or are those statements, which, by their nature, refer to future events. The Company cautions that forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made, and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Except to the extent required by applicable securities laws and the policies of the TSX Venture Exchange, the Company undertakes no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include risks associated with possible accidents and other risks associated with mineral exploration operations, the risk that the Company will encounter unanticipated geological factors, risks associated with the interpretation of assay results and the drilling program, the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company's exploration plans, the risk that the Company will not be able to raise sufficient funds to carry out its business plans, and the risk of political uncertainties and regulatory or legal changes that might interfere with the Company's business and prospects. The reader is urged to refer to the Company's Annual Information Form and Management’s discussion and Analysis, publicly available through the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com for a more complete discussion of such risk factors and their potential effects.

Contacts

New Found Gold Corp.
Per: "Collin Kettell"
Collin Kettell, Chief Executive Officer
Email: ckettell@newfoundgold.ca
Phone: +1 (845) 535-1486

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

NEW FOUND GOLD CORP.

Date: June 8, 2022	By:	/s/ Collin Kettell,
Chief Executive Officer